Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4159 212.407.4000 212.407.4990
mnussbaum@loeb.com

VIA EDGAR

November 18, 2009

John Reynolds Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	China Cord Blood Corporation Form F-1/A Filed November 17, 2009 File No. 333-161602
Dear Mr. Reynolds:

On behalf of our client, China Cord Blood Corporation, a Cayman Islands corporation (the “Company”), we hereby provide responses to comments issued on November 18, 2009 regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) and addressed to Ms. Ting Zheng (the “Staff’s Letter”).

In order to facilitate your review we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.
Your prospectus cover page states that the number of ordinary shares that you offer "will be determined based on the public offering price per ordinary share," and you base the current number on the most recent sales price of your ordinary shares.  Please confirm that you are not conducting an at-the-market offering, and that you will file an appropriately amended prospectus that includes the specific number and per share price of the securities to be offered. Additionally, please advise us how the company will satisfy its disclosure requirements in the event of a material change in the volume or price of the securities after effectiveness of your registration statement. Refer to the instruction to paragraph (a) of Rule 430A of the Securities Act.

John Reynolds November 18, 2009 Page 2

COMPANY RESPONSE:  The Company hereby confirms:

1.           The underwritten offering being made pursuant to the offering prospectus included in the Company’s Registration Statement on Form F-1 (the “Registration Statement”) will not be an “at-the-market” offering and the price per share will be negotiated between the Company and the underwriters of the offering;

2.           The Company will file a revised prospectus including a fixed number of shares offered and a fixed offering price pursuant to Rule 424 under the Securities Act of 1933, as amended; and

3.           The Company will file a post-effective amendment in the event there is a material change in the number of securities being offered or the assumed offering price currently reflected in the Registration Statement.

Dilution. page 41

2.
It does not appear that you have given pro forma effect to the August 2009 share exchange in calculating the pro forma net tangible book value per share. Please revise your calculation of net tangible book value per outstanding ordinary share to give pro forma effect to the August 2009 share exchange, or tell us why the dilution table should not contemplate this transaction.

COMPANY RESPONSE:  The Company has revised the dilution calculations to include the share exchanges that took place following June 30, 2009, and has concluded that the dilution to new shareholders would decrease from $5.95 per share, to $5.80 per share after giving effect to these share exchanges.  The shares exchanged were recorded as redeemable non-controlling interest, which resulted in a reduction of net tangible book value.  The increase in net tangible book value resulting from the share exchange (approximately RMB99.4 million) was proportionally greater than the increase in shares outstanding (approximately 3.5 million shares), which in turn reduced the dilution per share to new shareholders in the offering.  The Company believes these changes are not material because the dilution will be less that the dilution currently included in the registration statement by approximately $0.15 (or 2.52%), and therefore the Company will make these changes in the final prospectus to be filed pursuant to Rule 424 as discussed above.

Underwriting, page 140

3.
We note the last full paragraph on page 141 regarding the underwriters' undertaking in connection with the listing. Please disclose where this undertaking is located. We are unable to locate it in exhibit 1.1. Also, disclose what the consequences would be if this undertaking is not met.

COMPANY RESPONSE:  The undertaking referred to in the Staff’s comment is required by the NYSE to insure that the Company will satisfy NYSE’s the listing qualifications following the offering.  This undertaking was delivered by the underwriters to the NYSE in a letter dated November 11, 2009, which letter has been supplementally provided to the Staff.  If the undertaking is not met (and the Company does not otherwise meet the listing qualifications of the NYSE), then the Company’s shares will continue to be quoted on the OTCBB until such time as the Company meets the NYSE listing standards and has its listing application approved by the NYSE.

John Reynolds November 18, 2009 Page 3

Notes to the Consolidated Financial Statements for the Three Months Ended June 30, 2008 and 2009, page F43

Note 24 Pro forma net income per share information, page F-61

4.
It does not appear that you have given effect to the convertible promissory note that is described in Note 12 to your unaudited consolidated financial statements in calculating your diluted earnings per share. Please tell us how you considered the convertible promissory note in calculating diluted earnings per share.

COMPANY RESPONSE:  The Company respectfully advises the Staff that upon the completion of the proposed offering, the promissory note, with a principal amount of $510,000, will be converted into ordinary shares of the Company at a conversion price which is equivalent to the offering price.  With an estimated offering price of $7.35 as disclosed in the Registration Statement, the promissory note will convert into 69,388 ordinary shares of the Company.  The Company notes that the inclusion of the 69,388 ordinary shares in the denominator of the EPS calculation will have no impact on the previously reported amounts of pro forma diluted net income per share in RMB or US$ for both the year ended March 31, 2009 and the three months ended June 30, 2009, up to 2 decimal places.  The Company further notes that, in order for the shares issuable upon conversion of the note to affect the pro forma diluted net income per share for the year ended March 31, 2009 or for the three months ended June 30, 2009 by more than RMB0.01, the offering price will have to be lower than $0.20 per share.  Given the current share price of the Company of above $7 per share,  the Company has concluded that the potential conversion of the promissory note will not be material to the Company's diluted net income per share.  As a result, the Company has not included or disclosed the impact of the promissory note in the presentation of pro forma diluted net income per share.

* * * * * * * * * * * * * * * *

John Reynolds November 18, 2009 Page 4

Your prompt attention to this matters discussed herein would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

Mitchell S. Nussbaum
Loeb & Loeb LLP